

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 7, 2009

By U.S. Mail and Facsimile (207) 236-7889 and (617) 523-1231

Gregory A. Dufour
President and Chief Executive Officer
Camden National Corporation
2 Elm Street
Camden, Maine 04843

> **Re: Camden National Corporation**
> **Form 10-K for year ended December 31, 2008**
> **Definitive Proxy Statement filed March 13, 2009**
> **File Number 01-0413282**

Dear Mr. Dufour:

We have completed our review of your Annual Report on Form 10-K and related filings and have no further comments at this time.

Sincerely,

Eric Envall
Staff Attorney